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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER

**8 - 69344**

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the**
**Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _01/01/2019_ AND ENDING _12/31/2019_

MM/DD/YYYY                                  MM/DD/YYYY

### A.  REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Nebari Securities, LLC**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

**140 EAST 45TH STREET**

(No. and Street)

**NEW YORK**                                **NY**                             **10017**

(City)                               (State)                           (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

### B.  ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**OHAB AND COMPANY, PA**

(Name -- *if individual, state last, first, middle name* )

100 E. SYBELIA AVENUE, SUITE 130        MAITLAND        FL        32751

(Address)                                 (City)                  (State)                  (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

#### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, _____ John Clark Gillam _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Nebari Securities, LLC _____ , as of _____ December 31, 2019 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ None _____

_____
Signature

_____
CEO
Title

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

_____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NEBARI SECURITIES LLC

# STATEMENT OF FINANCIAL CONDITION

# DECEMBER 31, 2019

**NEBARI SECURITIES LLC**
**FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2019**

## TABLE OF CONTENTS



# hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Nebari Securities, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Nebari Securities, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Nebari Securities, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Nebari Securities, LLC's management. Our responsibility is to express an opinion on Nebari Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nebari Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Ohab and Company, P.A.*

We have served as Nebari Securities, LLC's auditor since 2014.

Maitland, Florida

February 8, 2020

**NEBARI SECURITIES LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2019**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 53,344 |
| Prepaid Expenses | | 20,583 |
| CRD deposit | | 1,686 |
| Total assets | $ | 75,613 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 6,110 |
| Total liabilities | | 6,110 |
| Member's equity | | 69,503 |
| Total liabilities and member's equity | $ | 75,613 |

*The accompanying notes are an integral part of this financial statement.*

**NEBARI SECURITIES LLC**
**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**FOR THE YEAR ENDED DECEMBER 31, 2019**

## 1. ORGANIZATION AND NATURE OF BUSINESS

Nebari Securities LLC (the "Company") is a wholly owned subsidiary of Nebari Capital LLC, (the "Parent") formed in the state of Delaware on May 5, 2017. Exceed Securities LLC ("Exceed") was formed in the state of Delaware on August 6, 2013. Exceed was approved as a broker-dealer by the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") on May 6, 2014. On January 3, 2018, FINRA approved the acquisition of Exceed by Nebari Capital, LLC. Subsequently, on January 5, 2018, Nebari Securities, LLC, a Delaware limited liability company merged with the Company and the succeeding company changed its name to Nebari Securities, LLC. The Company primarily provides consulting services on mergers, acquisitions and private placements.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Cash and cash equivalents*** – Cash and cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

***Income taxes* -** The Company, with the consent of its member, elected to be taxed as a partnership under the Internal Revenue Code. All taxable income or loss flows through to the member. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

***Revenue recognition* –** The Company recognizes revenues in accordance with Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers". Fees from financial advisory assignments and underwriting revenues are recognized in accordance with the terms of the related investment banking and advisory service agreements. These agreements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred liabilities.

***Fair value of financial instruments*** – Cash, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

***Leases*** – On January 1, 2019 the Company adopted the provisions of ASU 2016-02, Leases (Topic 842), which superseded the existing guidance for lease accounting. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that as of January 1, 2019 or during the year ended December 31, 2019 no agreements or arrangements existed that would be classified as a lease under the adopted guidance.

***Use of estimates*** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement whereby some expenses are paid by the Parent and charged back to the Company. This amounted to $14,920 and included $12,420 for rental expenses and $2,500 or regulatory compliance fees for the year ended December 31, 2019.

## 4. CONCENTRATION OF BUSINESS AND CREDIT RISK

From time to time the Company may have cash deposits with its bank that exceed levels insured by the bank through FDIC. At December 31, 2019, the cash deposits did not exceed the FDIC limits.

## 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 uniform net capital rules that requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 1500%. As of December 31, 2019, the Company's net capital was $47,234 as defined by the SEC, which was $42,234 in excess of its minimum net capital requirement of $5,000. The Company's percentage of aggregate indebtedness to net capital was approximately 13% versus the maximum allowable percentage of 1500%.

## 6. COMMITMENTS AND CONTINGENCIES

The company does not have any commitments, guarantees, or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation. The company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

## 7. SUBSEQUENT EVENTS

The Company has evaluated whether events or transactions have occurred after December 31, 2019 that would require recognition or disclosure in these financial statements through February 8, 2020, which is the issuance date of these financial statements.